September 22, 2008


Filed via EDGAR and
Delivered via Facsimile (202) 772-9209

Tom Kluck                                    Stacie Gorman
Branch Chief                                 Securities and Exchange Commission
Securities and Exchange Commission           Division of Corporation Finance
Division of Corporation Finance              100 F Street, N.E.
100 F Street, N.E.                           Washington, D.C. 20549
Washington, D.C. 20549                       Mail Stop 4561
Mail Stop 4561

         Re:      First Montauk Financial Corp.
                  Preliminary Proxy on Schedule 14A
                  File No. 001-33656
                  Filed August 29, 2008

Dear Tom Kluck and Stacie Gorman:

     This letter sets forth the response of First Montauk Financial Corp. ("First Montauk" or the "Company") to the Staff's comments as communicated via correspondence dated September 18, 2008. Please note that in the event you have any questions regarding this submission, please contact the undersigned, Victor
J. DiGioia, at 212-599-3322.

         The Company's responses are as follows:

Comment 1.

We note your response to comment 2 of our letter dated September 9, 2008. Please disclose the value of the assets to be sold to First Allied, assuming all assets are sold in the transaction, and the value of those assets to remain with the company.

Response

     As disclosed in the proxy, the purchase price of the assets is dependent upon the aggregate commission and fee income for the trailing twelve-month period ended June 30, 2008, which was generated by the former First Montauk representatives who become associated with First Allied. Based on the Company's projections, we anticipate the gross proceeds of the sale will be approximately $4,500,000 to $5,100,000. Approximately twenty-five percent of these proceeds will be used for incentive payments, based upon certain production criteria, to registered representatives that become associated with First Allied. Furthermore, First Montauk is required to repay a $1,000,000 loan from First Allied at the closing, and $250,000 of the purchase price has been previously advanced to First Montauk. The balance of the proceeds will be used to pay existing liabilities and the wind down of the broker-dealer with the remaining proceeds, if any, used for working capital.

     After the sale of the assets, and the termination of First Montauk as a broker-dealer, the remaining assets will consist of working capital, if any, and approximately $140,000 of tangible assets comprised of furniture, fixtures and equipment.

The Q and A will be modified as follows:

Q.   What is the sale?

A. In the Sale, FMSC's current group of independent registered representatives will be given the opportunity to affiliate with Buyer, and Buyer will acquire the right to service the customer accounts of the registered representatives. First Montauk will receive the Purchase Price equal to 30% of the aggregate commission and fee income for the trailing twelve-month period ended June 30, 2008, which was generated by the Closing Date Representatives. Based on the Company's projections, we anticipate the gross proceeds of the sale will be approximately $4,500,000 to $5,100,000. Approximately twenty-five percent of these proceeds will be used for incentive payments, based upon certain production criteria, to registered representatives that become associated with First Allied. Furthermore, First Montauk is required to repay a $1,000,000 loan from First Allied at the closing, and $250,000 of the purchase price has been previously advanced to First Montauk. The balance of the proceeds will be used to pay existing liabilities and the wind down of the broker-dealer with the remaining proceeds, if any, used for working capital.

     The   term   "Closing   Date   Representative"   means  a   registered
     representative currently affiliated with FMSC who (i) is accepted by Buyer to affiliate with Buyer and who becomes licensed with (or otherwise engaged by) Buyer prior to or upon the closing of the transactions contemplated by the Asset Purchase Agreement and has not voluntarily resigned or terminated his, her or its relationship with Buyer prior to the Second Payment Date (as defined below) of the Purchase Price, or (ii) who becomes licensed and affiliated with Buyer or any affiliate of Buyer after the date of execution of the Asset Purchase Agreement and prior to the closing date, and has not been terminated for cause or voluntarily resigned or terminated his or her relationship with Buyer prior to the second payment date of the Purchase Price; provided that Buyer did not take or fail to take any action (including reducing such Representative's commission payout rate) which directly caused or resulted in the resignation or termination of the Closing Date Representative with Buyer.

     The Purchase Price will be payable in several parts: (i) within two business days of execution of the Asset Purchase Agreement, Buyer paid $250,000 to First Montauk (the "Prepayment Amount"); (ii) on the closing date, Buyer will pay an amount equal to the outstanding balance, including principal and interest through the closing date due under a secured convertible promissory note, dated December 7, 2007 (the "AEFC-IC Note") made by First Montauk in favor of an affiliate of Buyer, by canceling the AEFC-IC Note and applying the sums due thereunder towards the Purchase Price; (iii) on the 30th day following the closing date, Buyer will pay an amount equal to the lesser of $2,000,000 or the balance of the Purchase Price; and (iv) on the 90th day (but in no event earlier than January 15,
     2009) after the closing date, Buyer will pay the balance of the Purchase Price, if any. The total value of the transaction is dependent upon the amount of commissions and fee income to be acquired by Buyer. If the Sale is completed, substantially all of the assets of FMSC will be sold and acquired, and FMSC, following the closing, will eventually cease broker-dealer operations.


Comment 2.

We note your response to comment 3 of our previous letter and we reissue in part our prior comment. Please provide us with a detailed analysis as to whether the asset sale is a first step in a going private transaction under Rule 13e-3 of the Exchange Act. In your response, you state that the company does not intend to go private and that the primary assets remaining after the sale will be the public shell and the hope to obtain a merger candidate. Please advise us whether the company may have less than 300 persons of record after it repurchases its shares of common stock in the open market.

Response

     As indicated during our telephone conference with the staff, the Company has reconsidered its intentions and, at the present time, does not intend to repurchase shares in the open market. However, it may use a portion of the net proceeds from the sale to repurchase large blocks of shares of common stock at negotiated prices in private transactions to reduce the number of shares outstanding, provided there are sufficient net proceeds after the Sale for such purchases. Assuming such purchases are made, the purchases will not cause the number of record holders to fall below 300.

The Q and A will be modified as follows:

Q.   What will First Montauk's shareholders receive in the Sale?

A. First Montauk's common shareholders will not receive any distributions from the Sale. However, First Montauk may use a portion of the proceeds from the Sale to repurchase large blocks of common stock at negotiated prices in private transactions, provided there are sufficient net proceeds after the Sale for such purchases.

Comment 3.

Please revise the table to include the disclosure for each class of voting securities. See Item 403 of Regulation S-K.

Response

     The Series A Preferred Stock is non-voting stock, but under the New Jersey business corporation act, approval of the asset sale is required by a majority of the holders of the Company's Series A Preferred Stock, voting separately as a class. No one identified in the table owns any Series A Preferred Stock.

     The responses to the two comment letters and the revised proxy will be filed through EDGAR.

                                       ***
     We also acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        o staff comments or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     If you should you have any questions, require any further information, or have further comments, please call the undersigned at 212-599-3322.

                                             Very truly yours,

                                             /s/ Victor J. DiGioia

                                             Victor J. DiGioia











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